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                                                        EXHIBIT 4.7



                             FIRST AMENDMENT OF THE
                         1992 ADVANCE ROSS CORPORATION
                               STOCK OPTION PLAN



         WHEREAS, the Company adopted the Advance Ross Corporation Stock Option Plan effective October 26, 1992 ("1992 Plan");

         WHEREAS, the Company, by action of its Board of Directors, reserved the right to amend the 1992 Plan from time to time;

         WHEREAS, the Company believes the inclusion of provisions permitting participants to exercise options without the need to borrow or otherwise tender cash is desirable;

         NOW, THEREFORE, the Company amends the 1992 Plan, effective January 1, 1995 as follows:

         Section 5.6 of the 1992 Plan be and hereby is amended as follows:

                 "Payment of Purchase Price Upon Exercise. Except as otherwise provided in a Stock Option Agreement, the Option Price of the shares of Common Stock as to which an Option shall be exercised shall be paid in full to the Company at the time of exercise, by cash or check or such other form of payment as the Company may accept. If approved by the Committee, payment in full or in part may also be made (i) by delivering Common Stock already owned by the Participant having a total Fair Market Value on the date of such delivery equal to the Option Price; (ii) by the execution and delivery of a note or other evidence of indebtedness (and any security agreement thereunder) satisfactory to the Committee and permitted in accordance with this Agreement; (iii) by authorizing the Company to retain shares of Common Stock which would otherwise be issuable upon exercise of the Option having a total Fair Market Value on the date of delivery equal to the Option Price; (iv) by the delivery of cash by a broker-dealer to whom the Participant has submitted a notice of exercise (in accordance with
         Part 220, Chapter II, Title 12 of the Code of Federal Regulations, so-called "cashless" exercise); or (v) by any combination of the foregoing. The Company shall not issue or transfer Common Stock upon exercise of an Option until the Option Price is paid in full. The Committee may, without obtaining shareholder approval, provide that a Participant will be granted Options in number not to exceed the number of shares of Common Stock tendered (actually or constructively) upon exercise of an Option at a price to be determined by the Committee, provided the Committee has determined that the grant of such right to a Participant will not result in liability to any Participant under
         Section 16 of the Exchange Act."
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                                   *   *   *

         Except as hereby amended, the 1992 Plan shall remain in full force and effect.

         Executed on this 8th day of June, 1995.



                                                   ADVANCE ROSS CORPORATION


                                                   By /s/ RANDY M. JOSEPH
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